OPERATING AGREEMENT

of

CLEARPOOL DIGITAL LLC

(A Delaware Limited Liability Company)

June 2, 2025

OPERATING AGREEMENT
OF
CLEARPOOL DIGITAL, LLC

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (the "Agreement") is made and entered into as of the 2nd day of June, 2025, by and among Jamie Allsop, Sivamohan Thurairajah.

WHEREAS, the Company was formed as a limited liability company on the 2nd day of June, 2025, in accordance with the provisions of the Delaware Limited Liability Company Act (6 Del. C. §§ 18-101, et seq.) as may be amended from time to time (the "Act");

WHEREAS, the parties wish to enter into this Agreement in order to provide for the orderly management and administration of the Company, as well as to enter into certain agreements regarding the ownership and management of the Company;

WHEREAS, the Members wish to set out fully the respective rights, obligations and duties of the Members with respect to the Company and its assets; and

NOW THEREFORE, in consideration of the premises and of the respective agreement and undertakings hereinafter set forth, the parties thereto do hereby agree as follows:

ARTICLE I
GENERAL PROVISIONS

Formation and Name. The parties hereto have formed a limited liability company under the laws of the State of Delaware under the name CLEARPOOL DIGITAL, LLC. A Member may change the name of the Company or adopt such trade or fictitious names with the consent of a Majority of the Members.

Principal Place of Business; Registered Office. The principal office of the Company shall be maintained at 24 Meeting House Rd, Greenwich, CT 06831, or at such other locations as the Members may designate from time to time. The address of the registered office of the Company in the State of Delaware is located at c/o Harvard Business Services, Inc, 16192 Coastal Highway, County of Sussex, Lewes, Delaware 19958. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is Harvard Business Services, Inc, 16192 Coastal Highway, County of Sussex, Lewes, Delaware 19958.

1.1 **Purpose.** The purpose to be conducted or promoted by the Company is to provide a suite of software products and financial services to institutions in the cryptocurrency marketplace.

1.2 **Management.** The Company shall be managed in accordance with the Articles of Organization of the Company, the laws of the State of Delaware and the provisions of this Agreement. In the event of any conflict between the provisions of the Articles of Organization and provisions of this Agreement, the latter shall prevail unless contrary to the laws of the State of Connecticut and, in any event, the Members shall cause the Articles of Organization to be amended accordingly, provided that (a) Connecticut law allows such amendment, and (b) such amendment does not result in the taxation of the Company as a corporation rather than as a partnership.

1.3 **Term.** The term of this Agreement shall commence on the date hereof. The existence of the Company and term of this Agreement shall continue in perpetuity, unless the Company is sooner dissolved as provided in Article 18 below.

1.4 **Admission of Additional Members.** Except as otherwise expressly provided in this Agreement, no additional members may be admitted to the Company unless approved by the Majority of the Members.

1.5 **Majority of the Members** means such Members whose Interests shall constitute greater than 75% of the Interests, in the aggregate, of all of the Members.

1.6 "Member" or "Members" means those Persons specified as Members or such other Persons who are admitted as Members in accordance with the terms of this Agreement.

ARTICLE II
Capital of the Company; Issuance of Securities

2.1 **Capital Contributions and Ownership.** The ownership of CLEARPOOL DIGITAL, LLC is outlined below:

Member Name	Membership Interest	Capital Contribution	Membership Units
Clearpool Ltd	50%	$11,250,000	5,000,000
GO Digital LLC	50%	$11,250,000	5,000,000
Total	100%	$22,500,000	10,000,000

2.2 Contributions. Each Member has contributed to the Company cash and/or Licensed Intellectual Property Rights.

2.3 Additional Capital Contributions. Except as otherwise required by law, no Member shall be required to make any additional Capital Contributions to the Company without the prior consent of such Member. Except as otherwise required by law, no Member shall be permitted to make any additional Capital Contributions to the Company without the prior consent of a Majority of the Members.

(a) Members Not Liable. No Member shall be liable for any obligation or liability of the Company or for distribution, recovery, return or payment of all or any portion of the Capital Contributions of any other Member (or successor, assignee or transferee) or any portion of the Capital Accounts or any additions to the Capital Accounts of any other Member (or successor, assignee or transferee), it being expressly agreed that any such distribution, recovery, return or payment as may be made at any time, or from time to time, shall be made solely from the assets of the Company.

2.4 **Additional Funds.** Subject to the terms of Article 2.1, all funds required to meet the Company's obligations and business needs that are not generated by the business of the Company (the "Additional Funds") may be contributed by the Members or obtained through borrowing and shall be at the sole discretion of the Managers. Capital calls shall also be at the sole discretion of the Managers. If the Additional Funds are contributed by the Members, such contributions shall be in the proportions set forth by the Managers.

2.5 **Unpaid Contributions.** If a Member fails to pay when due all or any portion of any capital call with ten (10) days after due, the non defaulting Members may pay the unpaid amount of the defaulting Member's Capital contribution (the "Unpaid Contribution"). To the extent the Unpaid Contribution is contributed by any other Member, the defaulting Member's Membership Interests' percentage shall be reduced and the percentage of each Member who makes up the Unpaid Contribution shall be increased, so that each Member's percentage is equal to a fraction, the numerator of which is that Member's total capital contribution and the denominator of which is the total capital contributions of all Members.

2.6 **Buy-Out.** In addition, if a Member fails to pay when due all or any portion of any capital call with ten (10) days after due, then the other Members may elect to purchase (on a pro-rata basis) the Membership Interest of the defaulting Member by providing written notice (the "Buy-Out Notice") of such intention to the defaulting Member within 15 days after the capital call is due. The defaulting Member will be required to sell his Membership Interest to the other Members for any amount equal to such defaulting Member's Aggregate capital contributions to the Company as of the date of such Buy-Out Notice. The closing of any purchase and sale under this Article 2.2.2 will take place at the offices of the Company on a date designated by the Company, which will not be more than sixty (60) days following the date of the Buy-Out Notice. At the closing, the other Members will pay to the defaulting Member the purchase price for his Membership interests in cash, and the defaulting Member will execute all documents reasonably requested by the other Members to affect the transfer of the Membership Interest.

2.7 **Additional Remedies.** The remedies contained above are in addition to any other remedies allowed by law or by this Operating Agreement.

2.8 **Additional Members.** The Company shall not admit any additional members or take any other action affecting the capitalization of the Company, other than what is described herein, unless the Majority of the Members agree in writing in advance.

2.9 **Profits and Losses.** The net profits or losses of the Company, after providing for the expenses of the Company, shall be distributable or chargeable, as the case may be, to each of the Members according to their percentages of Membership Interests of the Company set forth in Article 2.1. Profits and losses shall be credited or debited to the individual capital accounts as soon as practicable after the close of each fiscal year or otherwise as may be agreed by the Members. With regard to debts and losses, Members shall not be held directly liable for any losses or debts incurred by the Company.

ARTICLE III
Management of the Company; Operations

3.1 **Management.** The Company shall be Manager Managed, LLC.

The members hereby delegate the decisions making power to Sivamohan Thurairajah and Jamie Allsop, who shall be assigned by the Members the role of Manager for CLEARPOOL DIGITAL, LLC (individually a "Manager" and collectively the "Managers").

3.2 **Issuing of Checks as Payment.** The Managers shall have the sole authority to write checks on behalf of CLEARPOOL DIGITAL, LLC. No checks shall be written by any other person but the members, unless express written consent or electronic written consent is provided by the Managers.

3.3 **Day-to-Day Operations.** The Members hereby delegate the day-to-day management to the Managers, which includes but is not limited to: hiring, firing, sales, operations, and customer service, daily accounting entries, bank deposits, payroll and administrative responsibilities. Delegation of day-to-day management may be subject to change at the discretion of the Managers.

3.4 **Additional Operations.** The Managers shall have the sole authority regarding: binding the Company to short term contracts (i.e. contracts less than (1) year); marketing decisions; advertising; and equipment purchases.

3.5 **Additional Actions.** Notwithstanding the provisions of Articles 3.1, 3.2, 3.3 and 3.4 above, any action with respect to the following matters shall require the consent of the Majority of the Members in CLEARPOOL DIGITAL, LLC:

(i) Any transaction (or series of transactions) involving a capital expenditure in excess of US $20,000.00 (or the equivalent) or as otherwise determined from time to time by the Members;

(ii) Any transaction involving the sale or transfer of any real property owned by the Company;

(iii) The borrowing of funds or incurring of any other debts or liabilities in excess of US $20,000.00;

(iv) The lending of any funds or giving of any credit (other than trade credit to customers in the ordinary course of business);

(v) The creation of any charge or other encumbrance on assets of the Company;

(vi) The giving on behalf of the Company of any guarantee or indemnity to secure the liabilities or obligations of any person;

(vii) Any transaction outside of the Company's ordinary course of business; and

(viii) The payment of compensation to any Member or any family member of any Member (other than reimbursements of reasonable expenses) or to any entity owned by any Member or any family member of any Member.

(ix) Entering into any contracts exceeding one year.

(x) Any decision to dissolve the Company.

3.6 **Liability.** A Manager will not be liable to the Members for any action or failure to act resulting in loss or harm to the Company except in the case of gross negligence or willful misconduct.

ARTICLE IV
Financial Matters

4.1 **Records**. The Members shall cause the Company accountant or CPA to establish and maintain true and accurate records and books of account in respect of its activities, of all sums of money received and expended by the Company, of the matters in respect of which such receipts and expenditures take place, of all sales and purchases by the Company and of all assets and liabilities of the Company.

4.2 **Returns and Reports.** The Company, at the Company's expense, shall cause income tax returns and reports for the Company to be prepared and timely filed with the appropriate authorities. The Company shall also, at the Company's expense, cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative bodies, all reports and other filings required to be filed with such entities under then current applicable laws, rules and regulations. A Member shall be provided with a copy of any such report upon reasonable request at the expense of the Company. The Company shall, at the Company's expense, provide to each Member, as soon as practicable after the end of each fiscal year but not later than March 15, all information necessary for the preparation of such Member's federal income tax return.

4.3 **Other Reports.** The Members shall cause the Company to submit to the Members such further reports on its activities as each of the Members may properly request from time to time.

4.4 **Full Access to Reports.** Each Member, individually or through its officers, employees, counsel, independent auditors or other representatives, shall have free and full access at reasonable times to all books, records and properties of the Company for any purpose.

ARTICLE V

5. **Distributions.** Distributions, if any, shall be declared or paid by the Company pursuant to Connecticut Law and the terms of this Agreement. If a Member shall, at the time of any distribution, have a deficit balance in its capital account, such deficit shall first be restored from such distributions and the balance of the distribution, if any, shall be paid to the Member.

ARTICLE VI
Restrictions on Transfer of Securities

6.1 **Transfer of Membership Interest.** Except as provided herein, neither the Company nor any Member shall, without the written consent of all of the other Members (and any institutional lender of the Company during any such time as an institutional loan to the Company remains outstanding), make, or suffer to be made, any sale, pledge, assignment, mortgage, gift, transfer, or other disposition or encumbrance, directly or indirectly, of any of the Company's membership interest owned by it.

6.2 **Right of First Refusal.** If any Member (the "Transferring Member") proposes or purports to assign, sell, pledge or otherwise transfer or encumber (a "Transfer") any portion of its Membership interests in the Company to any party, the other Member(s) (the "Remaining Member(s)") shall have a right of first refusal to purchase the offered Membership Interests of other Member in the Company, under the terms set forth in this Article 6.2; provided however, that this Article shall not apply to the disposition of such Membership Interests upon the death of a Member. Not less than forty-five (45) days prior to any proposed Transfer, the Transferring Member shall provide the Remaining Member(s) written notice (the "Notice") of the terms and conditions of the proposed transfer (the "Offer") and the name of such proposed transferee. If the Remaining Member(s) desire to purchase the offered Membership Interests of the Transferring Member (the "Offered Interest"), upon the terms and conditions of such Offer, the Remaining Member(s) shall give written notice to the Transferring Member of his or its intent to purchase the Offered Interest within fifteen (15) days of the date of the Notice. If the Offered Interest is not purchased as provided for herein, it may thereafter be transferred in accordance to the terms and conditions of the Offer to the transferee set forth in the Offer, so long as the same is completed within sixty (60) days after the date of the Notice.

6.3 **Entity as Member.** If any Member is an entity other than an individual, any transfer of any interest or shares in such entity shall be subject to the provisions of Article 6.1 and 6.2 hereof in that there shall be no transfer, assignment, pledge, mortgage, gift, encumbrance or other disposition of interest or shares without the consent of the other Members of the Company.

6.4 **Death of a Member or Legal Incapacity**. If a Member dies or becomes legally incapacitated, the remaining Members will have the option to buy out that Member's

Membership Interest in the Company at market value prior to the deceased or incapacitated Member's heirs or guardian having any right to the deceased or incapacitated Member's Interest. Should the Members agree to buy out the Membership Interest of the deceased or incapacitated Member, the Interest shall be paid for equally by the remaining Members to the deceased or incapacitated Member's heirs or guardian, and the shares distributed in equal amounts to the remaining Members.

ARTICLE VII
Jurisdiction; Venue; Governing Law

7.1 **Jurisdiction.** Each party hereby irrevocably submits, in any suit, action or proceeding against it or him arising out of or in connection with this Agreement, to the jurisdiction of Connecticut and the jurisdiction of the Courts of Connecticut and waives any and all objection to such jurisdiction.

7.2 **Venue.** Each party also agrees that in the event of any suit, action or proceeding against it, him or her, arising out of or in connection with this Agreement, the proper venue for an action shall be a Connecticut Court.

7.3 **Governing Law.** The interpretation and construction of this Agreement shall be governed by, construed and enforced in accordance with the laws of Connecticut, without regard to conflicts of laws' provisions.

ARTICLE VIII
Notices

8.1 **Notices.** Unless otherwise expressly set forth in this Agreement, any legal notice required under this Agreement shall be given in writing either:

(i) at the address provided for the Member, as may be amended in writing from time to time, and shall be deemed to have been delivered and given for all purposes (i) on the delivery date, if delivered by hand courier to the Member to whom such notice is directed; (ii) two (2) business days after deposit with a commercial overnight carrier; and, (iii) ten (10) business days when mailed, or,

(ii) via electronic mail to the electronic mail address set forth on the signature page, as may be amended in writing from time to time, and shall be deemed to have been delivered and given for all purposes if no machine generated delivery failure notification (Delivery Failure) is received after sending. In the event of Delivery Failure the legal notice should be given according to section 8.1 (i).

Each member shall provide their address and email address to the other members.

8.2 **Changes to Address or Email Address.** Any party may change the address or email address to which notices under this Agreement are to be sent to it by giving written notice of a change of address in the manner provided in this Agreement for giving notice.

ARTICLE IX

9. **Headings.** The descriptive headings contained in the Agreement are for convenient reference only and shall not in any way affect the meaning or interpretation of the Agreement.

ARTICLE X

10. **Severability.** Each provision hereof is severable from this Agreement and, if one or more provisions hereof are declared invalid, such provision(s) shall be deemed not to have been written, and the remaining provisions shall nevertheless remain in full force and effect. If any provisions of this Agreement are so broad in scope or duration or otherwise as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

ARTICLE XI

11. **Binding Effect and Assignment.** This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, but this Agreement may not be assigned by any Member without the prior written consent of the other Members except as otherwise stated herein.

ARTICLE XII

12. **Confidentiality.** No Member shall disclose or use in competition the contents of this Agreement, nor any confidential information or trade secrets communicated to him by any other Members, whether before or during the performance of this Agreement, or of which he otherwise becomes aware, without obtaining the prior written consent of such other Members.

ARTICLE XIII

13. **Entire Agreement.** This Agreement, including all Exhibits hereto, and any other written agreement to which this Agreement refers, contains the entire agreement of the parties with respect to the subject matter of this Agreement. This Agreement may be amended

only by a writing specifically referring to this Agreement and executed by all the parties. The undersigned represent that each has the authority to sign this Agreement.

ARTICLE XVI

14. **Construction.** This Agreement has been prepared jointly by, and is the product of extensive negotiation between, the Members and, accordingly, shall not be interpreted strictly against any one party.

ARTICLE XV

15. **WAIVER OF JURY TRIAL.** EACH MEMBER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHT IT OR HE MAY HAVE TO A TRIAL BY JURY RESPECTING ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT AND ANY AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY MEMBER. THIS PROVISION IS A MATERIAL INDUCEMENT FOR ALL PARTIES ENTERING INTO THIS AGREEMENT.

ARTICLE XVI

16. **Counterparts.** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

ARTICLE XVII

17. **Non-Waiver.** Any delay in or failure to enforce at any time any provision of this Agreement, or to require at any time performance by the other party of any of the provisions hereof, shall in no way be construed to be a waiver of such provisions or to affect the validity of this Agreement, or any part hereof, or the right of either party thereafter to enforce each and every such provisions in accordance with the terms of this Agreement. No waiver of any provision of this Agreement shall be effective unless in writing and signed by the party against whom such waiver is to be enforced.

ARTICLE XVIII

18. **Dissolution.** The Company shall be dissolved and the Members shall commence winding up and liquidating upon the first to occur of any of the following:

(i) The occurrence of any event which shall result in dissolution of the Company as called for by any of the provisions of this Agreement;

(ii) The happening of any event that makes it unlawful for all or substantially all of the business of the Company to be continued if such illegality is not cured within ninety (90) days after notice is given to the Company and all Members of the happening of such event;

(iii) The expiration of ninety (90) days after (a) the filing by the Manager of a petition commencing a voluntary case in bankruptcy under applicable bankruptcy laws; (b) entry against a Member of an order for relief under applicable bankruptcy laws, if such order has not been vacated or stayed within ninety (90) days after such entry; (c) written admission by a Member of their inability to pay its debts as they mature, or an assignment by a Member for the benefit of creditors; (d) the appointment of a receiver for the property or affairs of a Member; or

ARTICLE XIX
Winding-Up

19.1 **Winding-Up.** Upon the occurrence of a Liquidating Event, the Company shall continue solely for the purpose of winding-up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members, and no Member shall take any action that is inconsistent with, or not necessary to or appropriate for, winding up the Company's business and affairs.

19.2 **Distribution Order.** The Members shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the Company's liabilities and property, if any, shall, subject to the terms and conditions of this Agreement, cause the property, if any, to be liquidated as promptly as is consistent with obtaining the fair market value thereof, and shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed in the following order:

(i) First, to the payment and discharge of all of the Company's debts and liabilities to creditors other than Members;

(ii) Second, to the payment and discharge of all of the Company's debts and liabilities to Members; and

(iii) To the Members in the amount of their capital accounts; and

(iv) The Balance, if any, equally to the Members in accordance with Article 2.1 above.

19.3 **Distribution to Members.** Upon the written agreement of the Members, distributions to the Members under Article 19 may be made in-kind based on the fair market value of such assets as of the date of distribution.

19.4 **Deficit in Member Capital Account.** If a Member has a deficit balance in his capital account following the liquidation of such Member's interest in the Company (within the meaning of Treasury Regulation section1.704-1(b)(2)(ii)(g)) as determined after taking into account all capital account adjustments made for the taxable year of the Company during which such liquidation occurs, such Member shall restore the amount of such deficit, by the end of such taxable year (or, if later, within ninety (90) days after the date of such liquidation). The amount so restored shall be applied in accordance with the provisions of this Article 19.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

MEMBERS:

____

Jamie Allsop on behalf of Clearpool Ltd

____

Sivamohan Thurairajah on behalf of GO Digital LLC

CERTIFICATE *of* SIGNATURE

REF. NUMBER
ASMSR-MFSPR-8GIEP-S6RNK

DOCUMENT COMPLETED BY ALL PARTIES ON
03 JUN 2025 00:50:24 UTC

SIGNER	TIMESTAMP	SIGNATURE
JAMIE ALLSOP EMAIL JAMIE.ALLSOP@CLEARPOOL.IO	SENT 03 JUN 2025 00:48:40 UTC VIEWED 03 JUN 2025 00:48:59 UTC SIGNED 03 JUN 2025 00:49:38 UTC	 IP ADDRESS 80.194.178.218 LOCATION BRENTFORD, UNITED KINGDOM

RECIPIENT VERIFICATION

EMAIL VERIFIED
03 JUN 2025 00:48:59 UTC

SIGNER	TIMESTAMP	SIGNATURE
MOHAN THURAIRAJAH EMAIL MOHAN@GO.DIGITAL	SENT 03 JUN 2025 00:48:40 UTC VIEWED 03 JUN 2025 00:49:20 UTC SIGNED 03 JUN 2025 00:50:24 UTC	 IP ADDRESS 72.80.211.45 LOCATION GREENWICH, UNITED STATES

RECIPIENT VERIFICATION

EMAIL VERIFIED
03 JUN 2025 00:49:20 UTC